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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940
 _
[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
 _
[_]  Form 3 Holdings Reported

[X]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

    Abboud                   Steven                  M.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

   16569 Summit Dr.
--------------------------------------------------------------------------------
                                    (Street)

   Omaha                     Nebraska                 68136
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

    Global Entertainment Holdings/Equities, Inc.      GAMM
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


_______________________________________________________________________________
4.   Statement for Month/Year

                   12/02
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)
      _
     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     [X]  Form Filed by One Reporting Person
     [_]  Form Filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             at end of      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Issuer's       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Fiscal Year    Indirect  Beneficial
Title of Security           Date       any                                       or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)                    Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK (1)            9/5/02                   P4              335,909     A      $0.16    1,475,438      D
                                                                                        per
                                                                                        share
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK (2)                                                                                 806,188        I         SSI
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK (3)                                                                                 2,200          I         Masadi
====================================================================================================================================

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================


------------------------------------------------------------------------------------------------------------------------------------
1.           2.      3.       3A.      4.       5.            6.                7.                8.      9.        10.      11.
Title of     Conver- Trans-   Deemed   Trans-   Number of     Date              Title and Amount  Price   Number    Owner-   Nature
Dirivative   sion    action   Execut-  action   Derivative    Exercisable and   of Underlying     of      of        ship     of
Security     or      Date     ion      Code     Securities    Expiration Date   Securities        Deriv-  deriv-    Form     In-
<Instr. 3>   Exer-   (mm/dd/  Date if  (Instr.  Acquired (A)  (Month/Day/Year)  (Instr. 3 and 4)  ative   ative     of       direct
             cise    yy)      any      8)       or Disposed                                       Secur-  Secur-    Deriv-   Bene-
             Price            (mm/dd/           of (D)                                            ity     ities     Secur-   ficial
             of                                 (Instr. 3,                                        (Instr. Bene-     ities    Owner
             Deriv-                             4 and 5)                                          5)      ficially  Direct   ship
             ative                                                                                        Owned at  (D) or   (Instr.
             Secur-                                                             ----------------          End of    In-      4)
             ity                                                                          Amount          Year      direct
                                                              ----------------            or              (Instr.   (I)
                                                              Date     Expira-            Number          4)        (Instr.
                                                ------------  Exer-    tion               of                        4)
                                                 (A)   (D)    cisable  Date     Title     Shares
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Options (4)  $1.25   12/31/00                    90,000       12/21/00 1/25/05  Common    90,000  $0.13   90,000    D
                                                                                Stock             per
                                                                                                  share
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================

Explanation of Responses:

(1) The 335,909 shares were transferred in a private transaction to Mr. Steven Abboud, the reporting person, from Masadi Financial Services (Masadi), in which Mr. Abboud owns 50%, in exchange of debt valued at $0.16 per share. The 1,475,438 shares represent Mr. Abboud's total direct beneficial ownership of the Issuer at its year-end.
(2) These 806,188 shares is Mr. Abboud's total indirect ownership as of the Issuer's year-end. These shares represent Mr. Abbouds calculated portion based on his 87.5% ownership of Shining Star Investments (SSI).
(3) These 2,200 shares represent Mr. Abbouds calculated portion based on his 50% ownership of Masadi.
(4) Mr. Abboud acquired these options as part of a severance compensation package when he resigned as an officer and director of the Issuer.



/s/Steven M. Abboud                                      February 20, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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